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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.2)

                    Under the Securities Exchange Act of 1934



                             SPECIALTY CATALOG CORP.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                   84748Q-10-3

                                 (CUSIP Number)

                            Jeffrey S. Tullman, Esq.
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 30, 2001

             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


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CUSIP No. 84748Q-10-3                                         Page 2 of 7 Pages
                                                                  ---  ---
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-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MARTIN E. FRANKLIN

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

         NOT APPLICABLE                                                 (b) [ ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E) [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
-------- -----------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY               368,455
      OWNED BY
       EACH             ------ -------------------------------------------------
    REPORTING             8    SHARED VOTING POWER
     PERSON
      WITH                     0
                        ------ -------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               368,455
                        ------ -------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         368,455
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Information contained in this statement on Schedule 13D (Amendment No. 2) is as of the date hereof, unless otherwise expressly provided herein.

Item 1.   Security and Issuer.

          (i)     Name and Issuer: Specialty Catalog Corp. (the "Company")

          (ii)    Address of the Principal Executive Offices of Issuer:
                  21 Bristol Drive, South Easton, MA 02375.

          (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $0.01 par value (the "Common Stock").

Item 2.   Identity and Background.

          (a-c) This statement is being filed on behalf of Martin E. Franklin (the "Reporting Person"). Mr. Franklin's principal employment is as Chairman and Chief Executive Officer of Marlin Holdings, Inc. The business address and principal office of the Reporting Person is 555 Theodore Fremd Avenue, Rye, New York 10580.

          (d)(e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Mr. Franklin is a citizen of the United Kingdom.

Item 3.   Source and Amount of Funds or Other Consideration.

         This filing does not relate to a purchase of the Common Stock. Mr. Franklin's shareholding was previously reported on a Schedule 13D filed on December 8, 1999 and amended on April 6, 2000. The purpose of this filing is to report a change in Mr. Franklin's investment intent as more fully set forth in
Item 4 below.

         However, custodial accounts for each of Mr. Franklin's three minor children (the "Custodial Accounts") acquired an aggregate of 15,000 shares of Common Stock in open market purchases at an average purchase price of $2.625 per share on June 14, 2000 and June 21, 2000 for a total purchase price of $39,375. The Custodial Accounts used their funds to acquire the Common Stock.

     On June 22, 2000, the Company granted to Mr. Franklin 50,000 options to purchase Common Stock pursuant to the Specialty Catalog Corp. 2000 Stock Incentive Plan, 33.3% of which become exercisable on and after each of the first three (3) anniversaries of the date of the grant.

Item 4.  Purpose of Transaction.

     As indicated, this filing does not relate to a purchase of the Common Stock. Mr. Franklin had initially held his shares of Common Stock for investment purposes. Reference is made to Schedule 13D (Amendment No. 2) of Mr. Guy Naggar filed with the Securities and Exchange Commission on April 25, 2001 (the "Schedule 13D"). Pursuant to the Schedule 13D, Guy Naggar, at a meeting of the Board of Directors of the Company, of which he is a member, indicated that he is preparing to make a preliminary proposal regarding the purchase of all or substantially all of the outstanding shares of the Company (the "Transaction"). On April 30, 2001, the Company issued a press release indicating that Mr. Naggar had submitted a proposal to acquire for cash, through a merger, all of the issued and outstanding shares of Common Stock of the Company, other than shares held by Mr. Naggar and other shareholders, management and members of the Board of Directors of the Company who may determine to participate with him in the Transaction, for $3.75 per share in cash.

     In connection with Mr. Naggar's proposal, Mr. Franklin has held various preliminary discussions with Mr. Naggar concerning the possibility of participating with Mr. Naggar in a possible Transaction involving the Company. Such participation could include participation in the equity of an entity formed by Mr. Naggar. As of the date hereof, no agreement has been reached between Mr. Franklin and Mr. Naggar and there can be no assurance that any such agreement will be reached on terms satisfactory to Mr. Franklin and Mr. Naggar or that, if such an agreement were to be reached, a Transaction will be consummated.

     In addition, any Transaction would in all likelihood be subject to a number of conditions, which may include, among other things, (i) approval by the Company's Board of Directors and lenders, (ii) obtaining financing upon terms acceptable to Mr. Naggar and Mr. Franklin, (iii) receipt of a fairness opinion from financial advisors retained by the Company, (iv) entering into a definitive agreement, (v) due diligence review of the Company, and (vi) depending on how any such Transaction is structured, stockholder approval.

     Mr. Franklin expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations and other factors. Accordingly, Mr. Franklin reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, Mr. Franklin may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of the Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all of his positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

     Mr. Franklin specifically disclaims (a) the existence of a group with Mr. Naggar or anyone else, and (b) beneficial ownership of any shares of Common Stock owned by Mr. Naggar or anyone else, in each case for purposes of Section 13(d) of the Exchange Act or for any other purpose.

     Mr. Franklin may at any time reconsider and change his plans relating to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

        (a)(b) Mr. Franklin beneficially owns an aggregate of 333,188 shares of the Company's Common Stock and is deemed to be the beneficial owner of 20,267 options to buy Common Stock. The Custodial Accounts beneficially own 15,000 shares of Common Stock of the Company. The 368,455 shares of Common Stock collectively owned by Mr. Franklin and the Custodial Accounts constitute approximately 8.5% of the outstanding shares of Common Stock of the Company. The percentage of shares of Common Stock reported beneficially owned in this Schedule 13D (Amendment No. 2) is based upon 4,358,153 shares of Common Stock (adjusted for the theoretical issuance of the shares Mr. Naggar is deemed to be the beneficial owner of as a result of options to purchase such shares exercisable within 60 days of the date hereof) outstanding as disclosed in the Company's Form 10-K for the year ended December 30, 2000 as filed with the Securities and Exchange Commission. Mr. Franklin is a director of the Company.

               Mr. Franklin has the sole power to vote and the sole power to dispose of the 333,188 shares of Common Stock and 20,267 options he beneficially owns. Mr. Franklin is the custodian of each of the Custodial Accounts, and in such capacity has the power to vote or direct the vote and to dispose or direct the disposition with respect to the 15,000 shares of Common Stock owned by the Custodial Accounts. As the custodian of each of the Custodial Accounts, Mr. Franklin may be deemed to be the beneficial owner of the shares of Common Stock that are owned the Custodial Accounts. Mr. Franklin disclaims beneficial ownership of the shares of Common Stock owned by any of the Custodial Accounts.

          (c)  None.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     On June 22, 2000 the Company granted to Mr. Franklin 50,000 options to purchase Common Stock pursuant to the Specialty Catalog Corp. 2000 Stock Incentive Plan, 33.3% of which become exercisable on and after each of the first three (3) anniversaries of the date of the grant.



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 1, 2001

                                                       /s/ Martin E. Franklin
                                                       -------------------------
                                                       Martin E. Franklin